Teva Announces FDA Acceptance for Review of NDA for its Investigational Twice-Daily
Hydrocodone Bitartrate Extended-Release Tablets with Proprietary Abuse Deterrence Technology

Jerusalem, February 25, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has accepted for review the New Drug Application (NDA) for the company’s hydrocodone bitartrate extended-release (ER) tablets formulated with Teva’s proprietary abuse deterrence technology (CEP-33237). CEP-33237 is an investigational, 12-hour, acetaminophen-free, formulation of extended-release hydrocodone for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate.

“Teva is committed to developing innovative approaches to helping advance responsible pain management and is pleased the FDA is moving forward in its consideration of CEP-33237,” said Michael Hayden, MD, PhD, President of Global R&D and Chief Scientific Officer at Teva. “With positive results from Human Abuse Liability studies in the two most common routes of hydrocodone abuse, CEP-33237 with potential abuse deterrence properties, represents a positive step towards responsible pain management.”

The NDA filing is supported by a clinical program that evaluated the safety and efficacy of CEP-33237, as well as the abuse potential of CEP-33237 via the oral and intranasal routes of abuse in Human Abuse Liability (HAL) studies:

•	Results from the Phase III clinical program for CEP-33237 showed significant improvement in the treatment of patients’ chronic low back pain as measured by both weekly average Worst Pain Intensity (WPI) and weekly Average Pain Intensity (API) scores.

•	In the oral HAL study in nondependent, recreational opioid users, abuse potential was significantly lower for finely crushed CEP-33237 than for immediate-release (IR) hydrocodone powder based on peak at-the-moment drug liking. Overall drug liking was also significantly lower for finely crushed CEP-33237 compared to IR hydrocodone.

•	The intranasal HAL study found that in nondependent, recreational opioid users, abuse potential for finely milled intranasal CEP-33237 was significantly lower based on peak at-the-moment drug liking than for intranasal IR hydrocodone powder and finely milled intranasal Zohydro® ER (hydrocodone bitartrate) extended-release capsules [C-II]* as commercially available at the time the study was conducted. Overall drug liking was also significantly lower for finely crushed CEP-33237 compared to IR hydrocodone and Zohydro® ER.

•	CEP-33237 demonstrated a safety profile in the Phase III study that is consistent with the known safety profile of hydrocodone and other opioid analgesic therapies. Adverse events reported in five percent or more of hydrocodone-treated patients during either the titration or double-blind treatment periods included: nausea, constipation, vomiting, headache, somnolence and dizziness.

“The impact of living with chronic pain can be devastating, affecting many aspects of daily life,” said Richard Malamut, MD, Vice President of Global Clinical Development and Therapeutic Area Head of Pain at Teva. “If approved, CEP-33237 will provide an important treatment option for people living with chronic pain and healthcare professionals who care for them.”

*Zohydro® ER is a registered trademark of Zogenix, Inc.

About Chronic Pain

Chronic pain is persistent pain that is not amenable to treatments based upon specific remedies or to the routine methods of pain control. An Institute of Medicine (IOM) report estimates that chronic pain affects millions of American adults, including people who reported having “severe pain,” “moderate pain,” “joint pain,” “arthritis,” or functional limitation.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our new 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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